 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CAS Medical Systems, Inc.

(Name of Issuer)

Common Stock, $.004 par value

(Title of Class of Securities)

124769 20 9

Cusip Number

Norman H. Pessin
Brian Pessin
366 Madison Avenue, 14th Floor
New York, NY  10017
212-661-2670

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2015

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124769 20 9
Schedule 13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Norman H. Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
772,377

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
772,377

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
772,377

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 124769 20 9
Schedule 13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sandra F. Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
625,000

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
625,000

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
625,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 124769 20 9
Schedule 13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Brian Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
345,346

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
345,346

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
345,346

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3%

14	TYPE OF REPORTING PERSON
IN

CUSIP No.  124769 20 9
Schedule 13D

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $.004 par value (the "Common Stock" or the “Shares”),of CAS Medical Systems, Inc. (the "Issuer"),whose principal executive offices are located at 44 East Industrial Road, Branford, CT 06405.

Item 2.	Identity and Background

This Schedule 13D is being filed by and for Norman H. Pessin, Sandra F. Pessin, and Brian Pessin (each a “Reporting Person”).  Certain information with respect to each Reporting Person is set forth below:

Name and Address	1) Norman H. Pessin
366 Madison Avenue, 14th Floor
New York, NY  10017

2) Sandra F. Pessin
366 Madison Avenue, 14th Floor
New York, NY  10017

3) Brian Pessin
310 East 75th Street, Apt. 2A
New York, NY  10021

Principal Occupation:	1) Investor
2) Housewife
3) Investor

Criminal Convictions:	1) None
2) None
3) None

Civil Proceedings:	1) None
2) None
3) None

Citizenship:	1) United States
2) United States
3) United States

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 772,377 shares of Common Stock owned by Norman H. Pessin is approximately $1,072,529, including brokerage commissions.  The shares of Common Stock owned by Norman H. Pessin were acquired with personal funds.  The aggregate purchase price of the 625,000 shares of Common Stock owned by Sandra F. Pessin is approximately $841,250, including brokerage commissions.  The shares of Common Stock owned by Sandra F. Pessin were acquired with personal funds.  The aggregate purchase price of the 345,346 shares of Common Stock owned by Brian Pessin is approximately $525,328, including brokerage commissions.  The shares of Common Stock owned by Brian Pessin were acquired with personal funds.

CUSIP No. 124769 20 9
Schedule 13D

Item 4.	Purpose of Transaction

The Reporting Persons originally purchased the Shares based on the belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer, making proposals to the Issuer concerning changes to the capitalization or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

Norman H. Pessin owns 772,377 shares of Common Stock of the Issuer, constituting 2.9% of the outstanding shares thereof.  Sandra F. Pessin owns 625,000 shares of Common Stock of the Issuer, constituting 2.3% of the outstanding shares thereof.  Brian Pessin owns 345,346 shares of Common Stock of the Issuer, constituting 1.3% of the outstanding shares thereof.

Norman Pessin has sole voting and dispositive power with respect to the shares of Common Stock he owns directly.  Mrs. Pessin has sole voting and dispositive power with respect to the shares of Common Stock she owns directly.  Brian Pessin  has sole voting and dispositive power with respect to the shares of Common Stock she owns directly.

Schedule A attached hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

CUSIP No. 124769 20 9
Schedule 13D

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Norman H. Pessin
Norman H. Pessin

/s/ Sandra F. Pessin
Sandra F. Pessin

/s/ Brian Pessin
Brian Pessin

February 19, 2015

Schedule A

Transactions in the Securities of the Issuer During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share ($)	Date of Purchase

	Norman H. Pessin

90,000	1.38	2/11/15
90,000	1.24	2/11/15
300,000	1.30	2/11/15
7,000	1.30	2/12/15
20,000	1.30	2/12/15

	Brian Pessin
10,000	1.30	2/11/15
15,000	1.24	2/11/15
75,000	1.38	2/11/15
53,000	1.30	2/12/15